Mail Stop 4561

June 15, 2007

Mr. Jeffrey H. Schwartz
Chief Executive Officer and Trustee
ProLogis
4545 Airport Way
Denver, CO   80239

> **Re: ProLogis**
> **Form 10-K for the year ended December 31, 2006**
> **Filed 02/28/07**
> **File No. 001-12846**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Earnings, page 65

1.   During our review of your 2002 10-K we noted presentation issues with the consolidated statements of earnings. One of the issues was related to how you presented CDFS property sales and their related costs. Due to the fact that the sales of land parcels and developed properties were considered a major part of

your business strategy we did not object to you presenting this item as part of operating income, but not as part of operating revenues. Accordingly, please revise your consolidated statements of earnings.

Note 4 – Unconsolidated Investees

CDFS Joint Ventures and Other Unconsolidated Investees, page 83

2. You disclose that included in your earnings from CDFS joint ventures in North America for 2006 is income of $35 million representing your proportionate share of the earnings of the LAAFB JV. You note that the LAAFB JV was formed to redevelop a US Air Force base in Los Angeles, California in exchange for land parcels and certain rights to receive tax increment financing proceeds over a period of time. Furthermore on page 10 of Exhibit 99.2 of your 8-K dated September 20, 2005 which includes the audited financial statements of Catellus Development Corporation, it is disclosed that this JV was formed in January 2003 to initially develop a new 545,000 square foot office park for the LA Air Force Base, convey that property to the US Air Force in exchange for three parcels of land totaling 56 acres and other consideration, and finally either sell or develop for sale the three parcels. Please provide us with more details regarding this arrangement including the following:
   - Your ownership interest in the JV
   - The accounting treatment of the exchange of property (the office park for the three parcels of land)
   - Whether the three land parcels have been sold or developed
   - The terms of the agreement allowing you to receive tax increment financing proceeds over a period of time and whether or not any of these proceeds have been received

3. You disclose that you invested in an entity in China in September 2006 and that you present this entity on a consolidated basis. You also disclose that this entity has an investment interest in an entity that primarily owns and develops retail properties and is accounted for under the equity method of accounting. You may also be required to invest up to $42.2 million of additional equity based on the attainment of certain performance criteria. In addition, you have a commitment to provide a financial guarantee for up to $76.9 million at December 31, 2006. Please tell us your ownership percentage in this equity investee. Furthermore, it appears to us that this entity may be a variable interest entity since your commitment to provide a financial guarantee indicates that the equity investments may not be sufficient. Please provide us with your detailed analysis of this entity under paragraph 5 of FIN 46(R); additionally, if this fund is deemed to be a variable interest entity, please provide us with your primary beneficiary analysis as well.

4.   You disclose that your investments in and advances to these entities include a 66.67% interest in an entity that owns and operates office properties. It appears that you control this entity through your voting majority of the stock. Please tell us your basis for accounting for this 66.67% interest using the equity method.

Note 5 – Long-Term Compensation

Full Value Awards

Dividend Equivalent Units, page 85

5.   We note that upon the adoption of SFAS 123(R) you now treat the DEUs as dividends which are charged to retained earnings rather than recognizing the value of the DEUs issued as compensation expense. Please tell us if your employees are required to return the DEUs received if they forfeit their awards. If not, please confirm to us that you estimate the DEUs paid that are not expected to vest and that you recognize those DEUs as additional compensation cost. For reference, please see paragraph A37 of SFAS 123(R).

Note 6 – Minority Interest, page 88

6.   You disclose that certain properties owned by the consolidated partnerships cannot be sold, prior to the occurrence of certain events, without the consent of the limited partners, other than in tax-deferred exchanges. It appears that these rights of the limited partners are participating rights. In that regard, please tell us how you considered these rights when determining that it is appropriate to consolidate these partnerships rather than using the equity method of accounting. For reference, please see EITF 04-5.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief